UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41663

Chanson International Holding

No. 26 Culture Road, Tianshan District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 29, 2023, Chanson International Holding (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with EF Hutton, division of Benchmark Investments, LLC, as representative of the several underwriters listed on Schedule A to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 3,390,000 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”).

On April 3, 2023, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-254909), which was initially filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2021, as amended, and declared effective by the SEC on March 29, 2023. The Class A Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Class A Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “CHSN” on March 30, 2023. At closing, the Company issued to the Representative and its affiliates warrants, exercisable six months after the date of issuance and valid until March 29, 2028, entitling the holders of the warrants to purchase an aggregate of up to 67,800 Class A Ordinary Shares at a per share price of $4.00 (the “Representative’s Warrants”).

In connection with the IPO, the Company issued a press release on March 30, 2023 announcing the pricing of the IPO and a press release on April 3, 2023 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, the Representative’s Warrants, and the two press releases are attached hereto as Exhibits 10.1, 4.1, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement and the Representative’s Warrants are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: April 3, 2023	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Representative’s Warrants and a schedule of all executed Representative’s Warrants adopting the same form

10.1	Underwriting Agreement dated March 29, 2023 by and between the Company and the Representative

99.1	Press Release on Pricing of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

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